SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

For signature

FIRST AMENDMENT TO NET SERVIÇOS DE COMUNICAÇÃO S.A.’S
SHAREHOLDERS’ AGREEMENT

By means of this present instrument, the parties qualified below::

(a) GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A., headquartered at Avenida Afrânio de Melo Franco, 135, Leblon, in the city and state of Rio de Janeiro, enrolled in the Corporate Roll of Taxpayers under no. 27.865.757/0001 -02, herein represented by Mr. Stefan Alexander and Ms. Rossana Fontenele Berto (henceforth referred to as “Globopar”); and DISTEL HOLDING S.A., headquartered at Afrânio de Melo Franco, 135, Parte, Leblon, in the city and state of Rio de Janeiro, enrolled in the Corporate Roll of Taxpayers under no. 00.065.376/0001 -84, herein represented by Ms. Rossana Fontenele Berto and Mr. Stefan Alexander (henceforth referred to as “Distel” and, jointly with Globopar, “GLOBO”);

(b) LATAM DO BRASIL PARTICIPAÇÕES S.A., headquartered at Rua Regente Feijó, 166, 16º andar, sala 1687-A-parte, Centro, in the city and state of Rio de Janeiro, enrolled in the Corporate Roll of Taxpayers under no. 07.165.506/0001 -08, herein represented by Messrs. Alberto de Orleans e Bragança and Marcos Coelho da Rocha (henceforth referred to as “LATAM”);

(c) GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a corporation headquartered at Avenida Afrânio de Melo Franco, 135, 5o andar – parte, Leblon, , in the city and state of Rio de Janeiro , enrolled in the Corporate Roll of Taxpayers under no. 04.527.900/0001 -42, herein represented by Mr. Stefan Alexander and Ms. Rossana Fontenele Berto (henceforth referred to as “GB”);

and, also, as intervening party:

(d) TELÉFONOS DE MÉXICO, S.A. DE C.V., a corporation duly constituted and governed by the laws of Mexico, headquartered at Parque Via, 198, Colônia Cuahtemoc, CP 06599, Mexico City, Mexico, herein represented by its legal representative, Mr. Sr. Jorge Gorraez Castro (henceforth referred to as “TELMEX”).

WHEREAS on this date, the Shareholders of the Agreement entered into the Shareholders Agreement (“Shareholders Agreement”) of Net Serviços de Comunicação S.A., a

For signature

corporation headquartered at Rua Verbo Divino, 1356, in the city and state of São Paulo, enrolled in the Corporate Roll of Taxpayers under no. 0.108.786/0001 -65 (henceforth referred to as “NET SERVIÇOS”);

WHEREAS on this date, the Shareholders of the Agreement agreed to clarify the way in which any matter not classified as Material Matters in the Shareholders Agreement shall be addressed at the Previous Meetings;

The Shareholders of the Agreement agree on the following:

1. Interpretation. For the purposes of this instrument, capitalized terms not defined herein shall convey the same meaning ascribed to them in the Shareholders Agreement, except when otherwise indicated.

2. Amendment to Clause 5.2. The Shareholders of the Agreement hereby amend Clause 5.2 of the Shareholders Agreement, which shall now read:

“5.2. In order to implement the rule in Clause 5.1 above, the representatives of GLOBO and LATAM (or its Related Parties, titleholders of their Common Shares or GB’s Shares, as applicable, who shall be included in the definition of GLOBO and LATAM for the purposes of Clause 5), shall hold a meeting (“Preliminary Meeting”) prior to Shareholders’ Meetings or Board of Directors’ Meetings of NET SERVIÇOS or any of its subsidiaries, as applicable, to evaluate, discuss and resolve on the agenda of the Shareholders’ Meeting or the Board of Directors’ Meetings.”

“5.2. To implement the rule in Clause 5.1 above, the representatives of GLOBO and LATAM (or its Related Parties, titleholders of Common Shares or GB Shares, as this is the case, which shall be included in the definition of GLOBO and LATAM for the purposes of this Clause 5), shall meet prior to (“Previous Meeting") the General Meeting or Board of Directors´ Meeting of NET SERVIÇOS or any of its subsidiaries, as applicable, to analyze, discuss and deliberate on matters making up the agenda of the General Meeting or the Board of Directors´ Meeting.”

3. Introduction of Clause 5.5.2. The Shareholders of the Agreement hereby introduce Clause 5.5.2 to the Shareholders Agreement, worded as follows:

For signature

“5.5.2. The Shareholders of the Agreement agree to discuss in good faith all the matters on the agenda at the Previous Meetings and use all necessary efforts to ensure that the votes cast at the General Meeting or the Board of Directors’ Meetings be consensual among the Shareholders of the Agreement. Should the Shareholders of the Agreement fail to reach a consensus as to the vote to be cast on a specific item of the agenda, the Shareholders of the Agreement agree to vote on removing said item from the agenda and, within two business days as of said Shareholders’ Meeting or Board of Directors’ Meeting, to submit same to LATAM and GLOBO’s representatives, appointed from among their senior managers, for discussion and resolution within 5 (five) business days as of the General Meeting or Board of Directors’ Meeting in question. After this period, any Shareholder of the Agreement may take the necessary measures to promote or request the calling of a new General Meeting or Board of Directors’ Meeting to reassess said item, preceded by another Previous Meeting in which the Shareholders of the Agreement, if LATAM and GLOBO’s representatives have reached a consensus, shall vote as agreed. If LATAM and GLOBO’s representatives have failed to reach a consensus, or in the absence of any voting intention, the matter shall be put to the vote and approved (or not) in line with the quorums defined in this Agreement. The Shareholders of the Agreement recognize that the provisions of this sub-clause shall not, under any circumstances, alter or affect the exercise of Control over NET SERVICOS by whomever holds such right.

4. Validity. The validity of the present Amendment is conditioned to (i) the previous and express pronouncement by ANATEL – National Telecommunications Agency – that its prior approval of this Amendment is not deemed necessary due to the terms and conditions herein; or (ii), in the absence of such a pronouncement, the prior approval of the Amendment by ANATEL (in either case, “Anatel’s approval”).

4.1 Upon Anatel’s approval, this instrument shall constitute an addendum to the Shareholders’ Agreement and shall be filed at NET SERVIÇOS and GB’s headquarters, drawn up in their respective corporate books and filed with the depositary bank for NET SERVIÇOS’ shares, and the provisions contained herein shall be observed by NET SERVIÇOS and GB in compliance with and for the purposes established by Article 118 of Law 6,404/76, as well as the Securities and Exchange Commission of Brazil, as provided for by article 17, paragraph IV of CVM Instruction 202, and the Bovespa.

5. Renumbering of the remaining clauses. Due to the addition of the new Clause 5.5.2 above, the Shareholders of the Agreement shall renumber the sub-clauses of Clause 5.5 of the Shareholders Agreement, so that they go from 5.5.1 to 5.5.5.

For signature

6. Ratification. The other clauses of the Shareholders Agreement not expressly amended herein are ratified.

In witness whereof the parties hereto execute 6 (six) counterparts of this instrument, in the presence of the two undersigned witnesses:

Rio de Janeiro, March 21, 2005

GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A.

_______________________________________________________
Mr. Stefan Alexander and Ms. Rossana Fontenele Berto

DISTEL HOLDING S.A.
_______________________________________________________
Ms. Rossana Fontenele Berto and
Mr. Stefan Alexander

LATAM DO BRASIL PARTICIPAÇÕES S.A.
_______________________________________________________
Messrs. Alberto de Orleans e Bragança and Marcos Coelho da Rocha

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
_______________________________________________________
Mr. Stefan Alexander and Ms. Rossana Fontenele Berto

TELÉFONOS DE MÉXICO, S.A. DE C.V.
____________________________________
Mr. Jorge Gorraez Castro

Witnesses:

For signature

1. _____________________________________________	2. _____________________________________________
Name:	Name:
ID Card (RG):	ID Card (RG):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.